UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

July 2008 Up 4.6% Year over Year

Mexico City, August 6, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for July 2008 increased by 4.6% when compared to July 2007.

All figures in this announcement reflect comparisons between July 1 through July 31, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2007	July 2008	% Change
Cancún	389,484	413,047	6.0
Cozumel	8,895	11,967	34.5
Huatulco	34,837	35,283	1.3
Mérida	115,137	102,830	(10.7)
Minatitlán	15,207	12,834	(15.6)
Oaxaca	40,764	47,801	17.3
Tapachula	17,862	21,927	22.8
Veracruz	87,199	81,004	(7.1)
Villahermosa	75,263	78,713	4.6
Total Domestic	784,648	805,406	2.6

International
Airport	July 2007	July 2008	% Change
Cancún	750,826	813,489	8.3
Cozumel	49,676	45,533	(8.3)
Huatulco	3,938	1,540	(60.9)
Mérida	15,597	13,923	(10.7)
Minatitlán	579	429	(25.9)
Oaxaca	4,600	4,868	5.8
Tapachula	406	321	(20.9)
Veracruz	8,112	8,092	(0.2)
Villahermosa	6,465	6,663	3.1
Total International	840,199	894,858	6.5

Total
Airport	July 2007	July 2008	% Change
Cancún	1,140,310	1,226,536	7.6
Cozumel	58,571	57,500	(1.8)
Huatulco	38,775	36,823	(5.0)
Mérida	130,734	116,753	(10.7)
Minatitlán	15,786	13,263	(16.0)
Oaxaca	45,364	52,669	16.1
Tapachula	18,268	22,248	21.8
Veracruz	95,311	89,096	(6.5)
Villahermosa	81,728	85,376	4.5
ASUR Total	1,624,847	1,700,264	4.6

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: August 8, 2008